United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Matthew Derby; Jan Woo, Legal Branch Chief

Washington, D.C. 20549

Re: Cordia Corporation

      Offering Statement on Form 1-A

      Filed September 23, 2021

      File No. 024-11655

Dear Mr. Derby and Ms. Woo,

We have reviewed your response letter, dated October 20, 2021, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

Offering Statement on Form 1-A

Cover Page

1. You indicate that the Board of Directors used its business judgment in setting the price range between $0.35 - $0.50 but you set the offering price range to $0.30- $0.50 per share. Please advise why the price range is different from the Board's recommendation.  Further, explain your statement that the "offering price will not remain fixed for the duration of the Offering" and tell us how this complies with Securities Act Rule 251(d)(3)(ii) which prohibits at-the-market offerings under Regulation A.

Response

In response to the Staff´s comment, this has been addressed, as requested. Please see Fourth Paragraph of “Part II- Information Required in Offering Circular” Section of the Offering Circular. The board of director’s recommendation for the price range of the offering price has been set to between $0.30-$0.50 to equal the offering price range. In addition, please see “Item 4 - Summary Information Regarding the Offering and Other Current or Proposed Offerings” section. The issuer does not intend to offer the securities on a delayed or continuous basis.

Liquidity and Capital Resources, Page 27

2. We note your disclosure that you estimated costs will be five or six thousand dollars per month. However, we further note that your license agreements have a minimum annual payment of $100,000 in the aggregate, and you intend to pay your officers and directors a salary in addition to other expenses. Please revise to incorporate all expected expenditures in your discussion of your liquidity and capital resources needed for the next 12 months.

In response to the Staff´s comment, this has been addressed. Please see the “Liquidity and Capital Resources” Section under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” Section of the Offering Circular. We have revised our disclosure to state that our estimated costs are as follows:

During the next 12 months we anticipate incurring costs related to business development and public company reporting. We estimate those costs to be:

$6,000 per month for legal and accounting related to maintaining our periodic filings

$8,333 for celebrity guarantees per the license agreements

$5,000 for product development and promotion.

$62,000 for salaries. However, salaries will not be paid unless the Company has available funds. If not paid, such amounts will be accrued.

3.You disclose that your note with Lyons Capital LLC is currently in default. However, you also indicate that the due date has been extended to December 31, 2021. Please reconcile or advise.

Response

In response to the Staff´s comment, this has been addressed. Please see the “Liquidity and Capital Resources” Section under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” Section of the Offering Circular. The offering circular has been revised to state that the maturity date on the note with Lyons Capital LLC has been verbally extended to December 31, 2021.

Description of Business, page 28

4. You indicate that you intend to operate a subscription-based business. You also indicate that pursuant to your license agreements, a certain percentage of gross receipts will be due to Denise Richards, Carmen Electra and Holly Sonders as a royalty for usage of their image and likeness. Please revise to clarify how the company intends to generate revenue, including from subscriptions and/or gross receipts, and clearly disclose the fact that, in the aggregate, 80% of gross receipts for 36 months will be due under your licensing agreements. File these license agreements as exhibits.

Response

In response to the Staff´s comment, this has been addressed. Please see eighth paragraph in “Our Company History” Section under the “Description of Business”. The Company intends to generate revenue through the sale of subscriptions to menus it has developed or are presently developing. Restaurants will pay a monthly subscription fee to carry our celebrity branded menus. Furthermore,

401 Ryland St • Reno, NV 89502

the Company will be entitled to an additional amount of 5% of the gross sales of the Company’s menu items from restaurants that carry the Company’s brands.

Example: Restaurant X pays a monthly fee of $500 per menu to the Company.  The Company will also be entitled to 5% of sales of that menu.  The Company has three separate licensing agreements for each celebrity.

License Agreement #1- Carmen Electra

For the licensing agreement with Carmen Electra, the Company retains 80% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 20% of gross receipts to Carmen Electra.

License Agreement #2- Denise Richards

For the licensing agreement with Denise Richards, the Company retains 80% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 20% of gross receipts to Denise Richards.

License Agreement #3- Holly Sonders Niederkohr

For the licensing agreement with Holly Sonders Niederkohr, the Company retains 60% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 40% of gross receipts to Holly Sonders Niederkohr.

In the aggregate, the Company will retain 80% of gross receipts from their licensing agreement with Carmen Electra, the Company will retain 80% of gross receipts from their licensing agreement with Denise Richards and the Company will retain 60% of gross receipts from their licensing agreement with Holly Sonders Niederkohr for a period of 36 months. In addition, the licensing agreements have been filed as exhibits to this offering.

Directors, Executive Officers, and Significant Employees, page 30

5. We note that your executive officers and significant employees are not required to work full time for your company. Please disclose the number of hours per week or month they are expected to work for the Company. See Item 10 of Form 1-A. Please revise to clarify whether your officers and director serve as officers or directors of any companies and not only publicly traded companies. Finally, you refer to Eric Rice as your Chairman and Chief Executive Officer on page 31 which differs from your disclosure elsewhere in the offering statement. Please advise.

Response

In response to the Staff´s comment, this has been addressed. Please see revisions to Sections “Employees” and “Conflict of Interest” within the section of the Offering Circular entitled “Description of Business” as well as the section entitled “Potential Conflicts” within the section of the offering Circular entitled “Directors, Executive Officers, and Significant Employees.” Peter Klamka and Charlie Yi expect to work a minimum of 120 hours per month each. Peter Klamka

401 Ryland St • Reno, NV 89502

serves as Managing Member of Rideshare Las Vegas, LLC a company that provides hospitality and transportation services.  Peter Klamka also serves as managing member of More Management, LLC, a cryptocurrency consulting company.  Charlie Yi does not serve as an officer or director of any company public or private. Finally, Eric Rice has been removed and Peter Klamka has been added as Chairman, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

Signatures, page 43

6. Please revise to indicate whether Peter Klamka is also serving as the company's principal accounting officer.

Response

In response to the Staff´s comment, this has been addressed. Please see the revised title under the “Signature” section of the Offering Circular. Peter Klamka is also serving as the Company’s principal accounting officer.

General

7. We note that the consent from BF Borgers that references this offering circular is dated May 25, 2021, which is prior to the filing of this Form 1-A. Please revise to provide an updated consent.

Response

In response to the Staff´s comment, this has been addressed. Please see the revised consent from BF Borgers under the “Consent of Independent Registered Public Accounting Firm” section of the Offering Circular.

Should you have any additional questions or comments please contact our counsel, Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com.

Sincerely,

/s/ Peter Klamka

Peter Klamka

Chief Executive Officer

Cordia Corporation

Cc: Jonathan D. Leinwand

401 Ryland St • Reno, NV 89502